UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-53272

DÉCOR PRODUCTS INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

8950 W. Olympic Blvd., Ste 576 Beverly Hills, CA 90211 310-871-3996 Office

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

Mark E. Fisher, Esq.

THE FISHER LAW FIRM, P.L.

5030 Champion Boulevard, Suite G6-216

Boca Raton, Florida 33496

561-206-2365 Office

561-206-0948 eFax

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:        87

Pursuant to the requirements of the Securities Exchange Act of 1934, Décor Products International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 21, 2014	By:	/s/ Chris Ayo Otiko
Chris Ayo Otiko, Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.